brooqLy, Inc.

10101 S. Roberts Rod

Suite 209

Palos Hills, Illinois 60465

Filed as SEC Correspondence

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

Washington, D. C. 20549

Attn: Olivia Bobes, Staff Attorney/Matthew Crispino, Staff Attorney

January 24, 2022

Re:	brooqLy, Inc.
Registration Statement on Form S-1
Originally Filed on December 21, 2021
File No. 22, 2021
SEC Comment Letter dated January 20, 2022
Amendment Number 1 (filed on January 24, 2022)

Dear Sir or Madam:

Please find below our responses to the Commission’s January 20, 2022 Comment Letter regarding the above-referenced S-1.  brooqLy, Inc.  is referred to herein as the “Company”, “we”, or “us”.

Form S-1 filed December 22, 2021

Registration Statement Cover Page, page 1

Response to Comment 1

We have checked the box on the cover page to indicate that the Company is a small reporting company.

Location at: Cover Page

Prospectus Cover Page, page 3

Response to Comment 2

We have included the following disclosure in response to Comment 2:

Our 3 officers/directors currently own 88.64% of our outstanding shares and have control over management decisions and voting control over all corporate actions requiring stockholder approval including the election of our board of directors; following this Offering by our Selling Shareholders, our 3 officers/directors will continue to have management and voting control of 88.64%.

Location at page 3.

1

Cautionary Statements Regarding Forward Looking Statements, page 6

Response to Comment 3

We have deleted the reference to Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933.

Implications of Being an Emerging Growth Company, page 9

Response to Comment 4

We have updated the Emerging Growth Company section to reflect the current revenue threshold of $1.07 billion.

Location at page 9.

Description of Business

Industry Background, page 35

Response to Comment 5

We have clarified the following regarding food ordering as being a function of our Platform:

“Our Current Product Offerings

Our current product offerings are limited to beverage products.

Our Future Product Offerings

During the first quarter of 2023, we plan to expand our product offering to also include food products. There is minimal expense for our expansion of food products and there minimal modification required to our platform”.

Location at page 35.

2

Exhibits

Response to Comment 6

We have filed the executed copies of Exhibits 10.1, 10.2, 10.3, and 10.4.

General

Response to Comment 7

We have filed the auditor consent as Exhibit 23.1

Response to Comment 8

A member of the Company’s management sent the  written communication (to be provided supplementally to the SEC) to an institution that is an accredited investor, identified in the S-1 as “Aeon Group, Inc.”,  a Selling Shareholder.

Additionally, please be advised that we disclosed the filing in our original filing and in Amendment Number 1:

“Prior to this Offering, we offered and sold securities below. None of the issuances involved underwriters, underwriting discounts or commissions. We relied upon Sections 4(2) of the Securities Act, and Rule 506 of the Securities Act of 1933, as amended for the offer and sale of the securities. We believed these exemptions were available because:

•	We are not a blank check company
•	We filed a Form D, Notice of Sales, with the SEC
•	Sales were not made by general solicitation or advertising
•	All investors are Accredited Investors
•	All certificates or book entries have restrictive legends
•	Sales were made to persons with a pre-existing relationship to members of our management.”

With the exception of Aeon Group, Inc.,  no  such Accredited Investors were Qualified Institutional Buyers or Accredited Investor Institutions.

We hereby acknowledge the following: (a) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (b) the action of the Commission of the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and disclosure in the filing; and (c) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws.

Please contact our securities counsel, Frederick M. Lehrer, at (561) 706-7646 or flehrer@securitiesattorney1.com should you have any questions regarding Amendment Number 1.

Sincerely yours,

By:	/s/ Panagiotis N. Lazaretos
Panagiotis N. Lazaretos, Chief Executive Officer

3